

PART II

OFFERING MEMORANDUM DATED February 29, 2024

Eden Grow Systems Inc.
710 N. Post Oak Rd. Houston, Texas 77024
Edengrowsystems.com

Up to $1,240,000 of Common Stock

Minimum Investment Amount: $500.00

Eden Grow Systems Inc. ("Eden," "the company," "we," or "us"), is offering up to $1,240,000 worth of Common Stock. The minimum target amount under this Regulation CF offering is $50,000 (the "Target Amount"). The company has already reached the Target Amount and may continue raising funds until April 29, 2024 (the "Target Date"). Investors will receive a notice at least five days prior to any closing of their investment for any closings that occur prior to the Target Date.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these

forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Eden Grow Systems Inc. is a C Corporation incorporated on March 27, 2017, under the laws of Texas. On January 19, 2022 the company changed its name from Eden Growth Systems to its current name Eden Grow Systems Inc.

The company is a farming technology company focused on manufacturing and selling a closed-system ecological designed modular farming system, the Eden Grow Tower that allows businesses and individuals to grow their own food without using herbicides, pesticides, or fertilizers. The Company also grows and sells produce in company owned grow ops.

A key differentiator for the company's technology is the ability to be utilized for many use cases, including local production, small scale production without large costs of goods, and for research purposes. Further, the company's research indicates that the Eden Tower is the only solution that allows for the full spectrum of crops to be grown. This is due to the tower variations and depth of grow chambers that is unique to the Eden Tower.

The technology stems from NASA's work to develop a life-support system that functions as a self-replenishing ecology through the NASA Technology Transfer program. As part of this program, the company has been able to developed, and is continuing to develop a family of products, utilizing the efficiencies of the NASA Controlled Ecological Life Support System (CELSS) program.

Products

Eden has developed, and is continuing to develop, a family of products that provide the ability to grow organic plants that produce a higher yield in a shorter growing cycle.

- The Grow Tower – sold in multiple configurations to grow specific plants which can be used by both consumers and commercial growers;
- The ET Series - the only commercial systems capable of growing a wide profile of plants: potatoes, carrots, corn, hemp, fruits, vine plants such as tomatoes and grapes, bell peppers, jalapenos, lettuces, kale, herbs and many others;
- Eden Grow Ops – commercial sale of vegetables and herbs grown in grow towers and sold to individuals, restaurants and institutions.

In addition to the physical products, the company provides digital tools to automate and monitor the growing process, including the Eden Control System, and the Eden App.

Customers and Partners

Initial sales have been to individuals, governmental organizations, churches and schools using direct target marketing and a limited amount of social media. Specific examples include:

The City of Houston has over 27,000 abandoned lots throughout the City. We have just received an initial order from Harris County Pct 2 for an initial system that is part of their plan to address the "food desert" that exists in underserved poorer sections of Houston developing community gardens on these lots. Working with The Feed the Future Foundation and Harvest for the Hungary Foundation we are utilizing our incubation towers where up to 320 plants can be quickly grown from seeds to small seedlings to be transplanted into community gardens. The community gardens concept if successful in Houston can be duplicated across the United States.

Beginning with an initial Phase I SBIR grant from AFWERX a division of the U. S. Air Force we received a $50,000 grant two years ago to investigate the use of grow tower systems on remote bases. The company has also received notice that its application for a Phase II SBIR contact has been selected for its technical merit. This contract would cover the installation of a grow ops center on Ascension Island, one of the remotest bases in existence, for the 45th Air Wing. As part of the contract, the company intends to optimize our centralized Eden Control System where we would be able to continually monitor grow operations on any facility worldwide. The contract value is $1,200,000; however, it has not yet been awarded due to funding constraints. In addition, we are in preliminary discussions with the U.S. Army for a similar deployment and a remote arctic Naval base.

We have established a distribution agreement with Empowered Network Inc. a Texas based company that sells advanced educational products primarily to high schools. They have initiated sales of grow towers to high schools with existing ag. programs to introduce vertical farming into their curriculum. They have had initial sales and are working over fifty (50) specific leads secured at a state-wide ag conference earlier this month.

In addition, during the course of the company's development, we have collaborated with Texas A&M, North Dakota State University, New Mexico State University, Purdue University and Prairie View A&M outside of Houston. Researchers at each institution have towers where they are conducting collaborative work to improve our proprietary growing methods and outcomes on a plant specific basis. In addition to our research collaborations, these institutions are becoming customers, with New Mexico State University purchasing our product, and North Dakota State University committing to a future purchase.

Employees

The company currently has 10 full-time employees and 1 part-time employee.

Regulation

The company is not subject to any unusual regulations.

Intellectual Property

Eden has filed three (3) provisional patents related to its unique technology:

Title of Invention	Filing Dates
Methods and Systems for Automated Food Growing	October 7, 2022
Scalable, Bioregenerative Crop and Energy Production System for Terrestrial and Non-Terrestrial Use	June 19, 2019
Grow Towers	August 26, 2021

In addition to having patents, the company also protects its intellectual property with trade secrets as well as entering into non-disclosure agreements with its employees.

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The company leases property in 1030 E. Jewett Blvd, White Salmon, Washington 98672. The lease expires on May 30, 2024. Additionally, the company leases a building at 85 NE Estes Ave, White Salmon, Washington 98672 on a month-to-month basis.

The home office is located at 710 N. Post Oak, Houston, Texas 77024 is shared with Ramsey Financial Group, where our CEO is a principal, at no cost to Eden.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

Our company is brand new and has limited operating history.
The company was formed as a corporation in 2017 in Texas and changed its name in 2022. We have limited established business operations and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones will be a success. The company has incurred a net loss and has had generated limited revenue since inception. There is no assurance that the company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

The reviewing CPA has included a "going concern" note in the reviewed financials.
We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

If the company cannot raise sufficient funds, it will not succeed.
The company is offering Common Stock in the amount of up to $1,240,000 in this offering, with a Target Offering Amount of $50,000. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business.
The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Common Stock and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the Common Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

The company depends on key personnel and faces challenges recruiting needed personnel.
The company's future success depends on the efforts of a small number of key personnel including Bart Womack, Jeff Raymond, Michael Sayler, Ivan Garcia, and Leo Womack. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

If the company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products will be adversely impacted.
The company's success, in large part, depends on its ability to protect and maintain the proprietary nature of its technology. The company must prosecute and maintain its existing patents and obtain new patents. Some of the company's proprietary information may not be patentable, and there can be no assurance that others will not utilize similar or superior solutions to compete with the company. The company cannot guarantee that it will develop proprietary products that are patentable, and that, if issued, any patent will give a competitive advantage or that such patent will not be challenged by third parties. The process of obtaining patents can be time consuming with no certainty of success, as a patent may not issue or may not have sufficient scope or strength to protect the intellectual property it was intended to protect. The company cannot assure you that its means of protecting its proprietary rights will suffice or that others will not independently develop competitive technology or design around patents or other intellectual property rights issued to the company. Even if a patent is issued, it does not guarantee that it is valid or enforceable. Any patents that the company or its licensors have obtained or obtain in the future may be challenged, invalidated, or unenforceable. If necessary, the company will initiate actions to protect its intellectual property, which can be costly and time consuming.

The company will depend upon strategic relationships to develop, exploit, and manufacture its products. If these relationships are not successful, the company may not be able to capitalize on the market potential of these products.
The near and long-term viability of the company's products will depend, in part, on its ability to successfully establish new strategic collaborations with hospitals, insurance companies, manufacturers and government agencies. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of the company's financial, regulatory, or intellectual property position. If the company fails to establish a sufficient number of collaborations on acceptable terms, it may not be able to commercialize its products or generate sufficient revenue to fund further research and development efforts.

We may face significant competition, and if we are unable to compete effectively, our sales may be adversely affected.
We believe that our grow towers offer significant benefits over traditional hydroponic industry products. However, there are companies in a variety of related markets, including but not limited to, consumer electronics, commercial hydroponics, gardening wholesale, and soil-based gardening that are larger, better funded, and have experience in our channels of distribution. These companies may decide to develop products to compete with our products. These companies could use hydroponic technologies, and could achieve better consumer acceptance. The success of any competing products may have a material adverse effect on our business prospects, results of operations and financial condition.

Increases in energy prices, resulting from general economic conditions, or other factors, may raise our cost of goods sold and adversely affect our business, results of operations and financial condition.
Energy costs, especially gasoline and fuel costs, are significant expenses in the delivery of our products. Increased costs resulting from general economic conditions, war, acts of nature, or other factors, may result in declining margins and operating results if market conditions prevent us from passing these increased costs on to our customers through timely price increases on our products. Our business prospects, results of operations and financial condition would be materially and adversely affected.

Our future success is completely dependent on our ability to market our products and generate consumer acceptance on a broader scale.
We have introduced our products to consumer markets unfamiliar with their use and benefits. Although we believe that we have penetrated only a small portion of the potential market for our products, our marketing efforts may not generate widespread consumer adoption. If our marketing strategies fail to attract customers, our product sales may not produce future revenue sufficient to meet our operating expenses or fund our future operations. Our business, prospects, results of operations, and financial condition will be materially and adversely affected.

Negative economic conditions, specifically in the United States and Canada, could adversely affect our business.
Uncertain global economic conditions could adversely affect our business. Negative global economic trends, particularly in the United States and Canada, such as decreased consumer and business spending, high unemployment levels, reduced rates of home ownership and housing starts, high foreclosure rates and declining consumer and business confidence, pose challenges to our business and could result in declining revenues, profitability and cash flow. Although we continue to devote significant resources to support our brands, unfavorable economic conditions may negatively affect consumer demand for our products. Our most price-sensitive customers may trade down to lower priced products during challenging economic times or if current economic conditions worsen, while other customers may reduce discretionary spending during periods of economic uncertainty, which could reduce sales volumes of our products in favor of our competitors' products or result in a shift in our product mix from higher margin to lower margin products.

In order to increase our sales and marketing infrastructure, we will need to grow the size of our organization, and we may experience difficulties in managing this growth.
As we continue to work to expand our business, we will need to expand the size of our employee base for managerial, operational, sales, marketing, financial and other resources. Future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate and integrate additional employees. In addition, our management may have to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. Our future financial performance and our ability to continue to grow our operation and compete in the hydroponics industry effectively will depend, in part, on our ability to effectively manage any future growth.

Risks Related to the Securities

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

No guarantee of return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You can't easily resell the securities.
There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

The company's management has discretion as to use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently

contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Common Stock hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.
In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

We are offering Bonus Shares, which is effectively a discount on our stock price, to some investors in this offering.
Certain investors in this offering are entitled to receive additional shares of Common Stock (effectively a discount). Those investors who invest $5,000-$24,999 in this offering will receive, as part of their investment, additional shares for their shares purchased ("Bonus Shares") equal to 5% of their investment. Investors who invest $25,000-$99,999 in this offering will receive, as part of their investment, Bonus Shares equal to 10% of their investment. Investors who invest $100,000+ in this offering will receive, as part of their investment, bonus shares equal to 25% of their investment. For example, an investor who purchases $5,000 of Common Stock will receive 5,000 shares of Common Stock plus an additional 250 shares of Common Stock worth $250 or 5% of their investment. As a result, that investor would own 5,250 shares of Common Stock, worth $5,250, after investing $5,000. Fractional shares will not be distributed, and Bonus Shares will be determined by rounding down to the nearest whole share. See "Bonus Shares and Perks" below.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
L. Barton Womack	CEO, Founder	March 2017 - Present	Full-Time
Jeff Raymond	COO/CTO, Co-Founder	April 2018 - Present	Full-Time
Michael Sayler	Vice President of Manufacturing and Supply Chain	June 2023 – Present	Full-Time
Ivan Garcia	CFO	June 2023 - Present	Full-Time
Directors:			
Leo Womack	Chairman of the Board	April 2019 - Present	
Meagan Crawford	Director	March 2017 - Present	
Kim Petersen	Director	January 2023 - Present	
Rick Harlow	Director	September 2023 - Present	
Thirza Duensing	Director	January 2023 - Present	

Ngu Morcho	Director	June 2023 - Present	
Dougal Cameron	Director	June 2023 - Present	
L. Barton Womack	Director	March 2017 - Present	
Jeff Raymond	Director	May 2019 – Present	
Kenneth R. Wimbley	Director	February 2024 – Present	

L. Barton Womack, Founder, CEO, Director
L. Barton Womack is the CEO of Eden Grow Systems and has been with the company since it was founded in 2017. He is a Futurist, Investor, Producer, and Inventor and has, over the last 30 years, built businesses and executed ideas in a wide range of industries. He has helped catalyze cultural movements and inspired generations of consumers. Bart has also, since 2008, been a Principle at Ramsey Financial Group (RFG), a Houston, Texas-based single-family office, which manages the Leo B. Womack Family Trust. Established in 1992, RFG seeks to preserve wealth and where applicable, deploy capital into the most viable, long-term, wealth-building opportunities that have good risk-to-reward metrics.

Bart volunteers with local organizations and frequently manages communications and media projects for inspirational non-profits, such as the New Worlds Institute. He is the founder of the 501(3)(c) FEED THE FUTURE Foundation which is funding the utilization of Eden grow towers to establish community gardens in the US as well as Mexico, Ukraine and Cameroon.

Jeff Raymond, Co-Founder, COO, CTO, and Director
Jeff Raymond is a respected co-founder, veteran, and inventor of the company's grow system. A former officer in the Air Force and a Lead Engineer at Insitu, Inc., a Boeing component manufacturer, he has led a remarkable career spanning over 15 years that established himself as a proven pioneer in the field of technology and product development. In his role at Insitu, Jeff was responsible for new product development related to product lines in. He served in this role until May 2019. In addition, Jeff brings a wealth of expertise in corporate-wide operations and infrastructure, backed by over 25 years of management and leadership experience. His YouTube Channel "The Real Martian" has over 2 million views and he was awarded "Human of the Year" by Vice Magazine.

Michael Sayler, Vice President of Manufacturing and Supply Chain
Michael Sayler is a dynamic leader, entrepreneur, and veteran, known for his exceptional leadership skills. With 15 years of experience in manufacturing within a high-tech environment, he has honed his expertise in delivering excellence. Michael's leadership, marked by a relentless commitment to high quality, rapid delivery, and innovation, has played a pivotal role in navigating the ever-changing business landscape over the course of his 10-year leadership tenure.

He has been with the company since February 2023, and before that he worked with Insitu for 15 years with Boeing as a manufacturing floor manager.

Ivan Garcia, CFO
Ivan Garcia is an entrepreneur, advisor, and the Chief Financial Officer of Eden Grow Systems. He has over 20 years of experience in auditing, financial forensics consulting, corporate accounting, financial planning and analysis (FP&A), tax, treasury, M&A, and financial strategy leading global teams across the Americas, Europe/Middle East/Africa, and Asia Pacific.

In Ivan's most recent corporate role, he was the Western Hemisphere Vice President of Finance at Control Risks – a London-based global specialist risk consultancy. Earlier in his career, Ivan served in a range of roles at PricewaterhouseCoopers and senior executive positions at firms including Baker Hughes, Applus, and Mears Group

Ivan holds a BBA in Accounting from the University of Houston, and is a Certified Public Accountant (CPA), Certified Fraud Examiner (CFE), Certified in Financial Forensics by the American Institute of Certified Public Accountants (CFF), and a Chartered Global Management Accountant (CGMA).

He has been with the company since June 2023, before that he worked for Control Risks from August 2018 until April 2023.

Leo Womack, Founder and Executive Chairman of the Board
Leo is currently the CEO and Chairman of Ramsey Financial Group (Ramseyfg.com) . Beginning his career as a CPA with Arthur Andersen, in 1969 he purchased a local CPA firm and in the early 80's he merged the firm into a large national firm and retired from the profession to pursue private investment opportunities primarily in real estate and early-stage technology companies. He has and is serving on the Board of numerous publicly traded companies usually in the capacity of Audit Director.

He was a founding member of the Houston Angel Network (HAN) and later served as its President and Chairman, and is still an active member. He continues to search for unique opportunities in real estate, early-stage technology, medical device, and micro-cap public companies involving these disciplines.

Meagan Crawford, Director
An entrepreneur, business educator, space industry pioneer, experienced executive, and investor, Meagan has taught, coached, and advised hundreds of space startups through their earliest stages – including some of the current generation of successful companies. She is managing partner of SpaceFund, a venture capital firm investing in space startups and sits on the board of directors of numerous space companies and non-profits. A leading advocate for women in space, she is also the host of the "Mission Eve" podcast. She is a graduate of the Rice Business School MBA program.

Kim Petersen, Director
Kim Petersen is Managing Director of Checchi Capital Advisers, an independent investment advisory firm focused on business owners, corporate executives and entrepreneurs. Previously she counseled entrepreneurs and start-up companies on business plan execution and growth strategies. Prior to her consulting role she was Managing Director at JPMorgan Chase in Houston and spent her 21-year career there advising corporate and ultra-high net worth clients and built a wealth advisory niche specific to business owners and corporate executives. Throughout her career she has achieved significant milestones developing and managing new business operations, while providing valuable financial and wealth strategies to business owners, corporate executives, wealthy families and charitable organizations. She received a B.B.A. in Finance at The University of Texas at Austin and holds Series 65 securities license.

Rick Harlow, Director
Rick is a highly experienced and accomplished leader with a diverse background in business development and technology projects across various industries, including energy, defense, telecom, software, transportation, federal government, and finance. With 25 years of experience, he has consistently demonstrated his ability to drive growth, improve performance, and increase revenues through successful strategies.

Rick's strategic leadership abilities have been recognized by prestigious publications and research institutions like Forbes, Bloomberg, and Gartner, which further validate his success in identifying new markets and driving companies from their initial stages to excelling in dynamic and demanding business environments.

Thirza Duensing, Director
Thirza brings over 30 years of start-up and enterprise leadership in diverse industries, including consumer products, financial services, insurance, telecommunications, manufacturing, cyber security, international sports, healthcare, and high-end design. Some of the many organizations she has worked with include, Coca-Cola, MasterCard, VISA, Delta Airlines, the Olympic Committee, the World Cup, and IBM.

She pursues opportunities that enable her to influence and impact strategic direction, focusing on innovative concepts, sustainability, and business development for domestic and global organizations that are purpose-driven.

Ngu Morcho, Director
Ngu Morcho is an accomplished entrepreneurial executive with a diverse background spanning over 20 years. With expertise in C-suite leadership, general management, project development, venture capital, product development, and sales & marketing, Ngu has successfully navigated various industries in both the US and Africa. Notably, he has made significant contributions in areas such as digital health, medical devices, pharmaceuticals, and ophthalmology within the non-profit sector. As a US military veteran, Ngu is driven by a passion for leveraging impact finance and technology to create innovative projects, products, and markets that deliver value-based care to underserved communities.

Dougal Cameron, Director
Dougal Cameron is the CEO of Cameron Management, a Houston-based real estate ownership and management company. He also serves on the board of Hines Global Income Trust, a global real estate public company. With a strong background in founding and leading successful companies, Dougal brings valuable expertise and strategic guidance to the board. He holds a Bachelor's degree in Accounting from Texas Tech University and an MBA from Harvard. Dougal actively participates in various Houston civic organizations and serves as a Governing Board Member of the Prison Entrepreneurship Program.

Kenneth R. Wimbley, Director
Kenneth R. Wimbley is the President of KNCS Services, LLC, an engineering, and construction company with expertise in medical, light industrial, hospitality, and pharmaceutical construction. He also serves on the Galena Park School District Community Advisory Council. He is an active member and past President of the North Shore Rotary Club. He currently serves as Asst. District Governor of the North Channel Chamber of Commerce Board, Chairman of the board of the Wendel D. Ley YMCA, and a Commissioner of the Harris County Emergency Service District ESD-12. Wimbley is a graduate of Lamar University with a Bachelor's degree in civil engineering.

SCIENTIFIC ADVISORS

Dr. Gary Stutte
Dr. Gary Stutte, has been the President and CEO of SyNRGE, LLC since 2016, a company that he founded with the vision of applying controlled environment agriculture technology developed for space exploration to address the global food security and sustainability challenges. With over 25 years of experience as Head of Plant Research at Kennedy Space Center, he leads a team of talented and passionate professionals.

His core competencies include plant nutrition, crop selection, environmental control, lighting design, and system optimization for indoor farms and greenhouses. He also has a strong background in space biology, LED lighting, and molecular plant science, which enables me to collaborate with leading researchers and innovators on cutting-edge projects related to plant growth in space and in controlled environments. He has published over 150 scientific articles and received multiple awards and honors for my contributions to the field.

Dr. Marshall Porterfield
Dr. D. Marshall Porterfield is now back at Purdue University after serving as Division Director for Space Life and Physical Sciences (SLPS) at NASA headquarters in Washington DC for six years. He oversaw the Human Research, Physical Sciences, and Space Biology Programs including research and engineering assets at six NASA centers. During his time, he established the first open science, and advanced integrated omics research programs including NASA GeneLab and the NASA Twins Study.

Dr. Amit Dhingra
Dr. Amit Dhingra is a Professor and Head of the Department of Horticultural Sciences at Texas A&M University. He is a part of a team of faculty and staff who are dedicated to the Land Grant Mission of Teaching, Research and Extension to advance the knowledge and application of horticulture and plant science, training the next generation

of leaders and supporting the farmers in their efforts to grow food for the benefit of society. He has over 25 years of experience in horticulture and plant science research, teaching, and entrepreneurship, with a PhD in Plant Molecular Biology from the University of Delhi supported by University Grants Commission, India and The Rockefeller Foundation predoctoral Fellowships.

His research focus areas include plastid biology, pre- and post-harvest fruit development, plant-pathogen interactions, and plant-soil-microbiome interactions. The research is based on the core concepts of genomics, biotechnology, genetics, breeding, photobiology, signal transduction, physiology, bioenergy. He is interested in grant and project development, start-ups and spinouts, project and personnel management, and mentoring. He is passionate about developing novel and sustainable solutions for the global challenges of food security, human nutrition, energy production, and environmental conservation. .

Dr. Kalidas Shetty
Dr. Kalidas Shetty is the Founding Director of the Global Institute of Food Security and International Agriculture (GIFSIA) at North Dakota State University (NDSU, Fargo, North Dakota), Associate Vice President for International Partnerships and Collaborations and Professor of Plant Sciences at NDSU. Prior to joining NDSU, Dr. Shetty was Professor of Food Science at University of Massachusetts for over 19 years. He earned his PhD in Microbiology and his M.S in Bacteriology from the University of Idaho (Moscow, Idaho) and was a Post-Doctoral Scientist at University of Guelph (Canada), and at the National Institute of Aerobiological Sciences in Japan. Dr. Shetty was inaugural Jefferson Fellow at the U.S. State Department in 2004 and served as a consultant for five years. He has authored or co-authored over 250 publications, including more than 210 peer-reviewed journal publications and reviews, concept papers, patents and book chapters. Dr. Shetty's publications have been cited widely.

Dr. Aruna Weerasooriya
Dr. Aruna Weerasooriya received his Bachelor's degree in Biology from the University of Peradeniya in Sri Lanka and a Doctoral degree in Plant Systematics from the University of Hong Kong under the supervision of Professor Richard M.K. Saunders. He also received postgraduate training in collection-based plant systematics research, herbarium management, germplasm conservation, and botanic garden management from the Royal Botanic Gardens in Kew, England, and the Royal Botanic Gardens in Edinburgh, Scotland.

After completing his PhD, Dr. Weerasooriya conducted postdoctoral research at the University of Missouri-St. Louis, where he focused on molecular systematics in flowering plants, and then at the University of Mississippi (Ole Miss), where he worked on medicinal plant systematics. Later, he was appointed as a Senior Research Scientist at the National Center for Natural Products Research, where he developed the largest living medicinal plant collection in the United States at the Maynard W. Quimby Medicinal Plant Garden.

Dr. Weerasooriya has been actively involved in numerous taxonomic revisions in the Asian region, particularly in countries such as Sri Lanka, Thailand, Malaysia, Indonesia, Philippines, China, Cambodia, Vietnam, and Laos, and has discovered many new plant species to science. His contributions to plant discoveries in Thailand were recognized by the government, which honored him with a postage stamp.

Dr. Weerasooriya is an elected Fellow of the prestigious Linnean Society of London, the world's oldest biological society that promotes the study of biological diversity, ecology, and evolution. Currently, he also leads one of the dynamic Industrial Hemp (Cannabis sativa) research programs in the state of Texas at the PVAMU Cooperative Agriculture Research Center, College of Agriculture & Human Sciences.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns more than 20% of company's voting securities as of June 30, 2023:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Leo B. Womack Family Trust	253,405 – Common Shares 624,500 – Series A Shares	27.41%

The following table describes our capital structure as of June 30, 2023:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-issued	Available
Common Stock	50,000,000	4,282,278	2,938,658*	42,779.064
Preferred Stock	100,000	65,198	0	34,802

*Includes 2,938,658 shares reserved for exercise of issued options. The company has also issued $767,407 worth of convertible notes, the notes will convert upon certain triggering events but the exact number of shares is not known as of the date of this Form

USE OF PROCEEDS

The company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $50,000 Raise	Allocation After Offering Expenses for a $1,240,000 Raise
Offering Costs, Campaign Marketing Expense	$50,000	$178,000
Expand Manufacturing	$0	$56,000
Expand Grow Ops	$0	$30,000
Existing Payables	$0	$87,000
Long Lead Part Procurement	$0	$100,000
Product Development	$0	$150,000
Business Development	$0	$130,000
Operations	$0	$367,000
Working Capital	$0	$142,000

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by SetApartFS. The following discussion should be read in conjunction with our reviewed financial statements and the related notes included in this Offering Statement. The following discussion also includes information based on our unaudited operating data for 2023 and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

The company's net revenues for the year ended December 31, 2022 were $27,542, a 7.14% increase from $25,706 in 2021. Net revenues consist of all sales, less discounts and returns. The company's revenues in 2021 were primarily derived from government Covid-19 programs and in 2022 were primarily derived from the AFWKS grant and from an initial tower sale.

Cost of goods primarily consists of component parts, labor, shipping supplies and shipping costs. Cost of goods sold in 2022 was $1,488, compared to $0 in 2021.

Gross profit (revenues less the cost of producing those revenues) in 2022 was $26,054, an increase over 2021 of 1.3%

The company's operating expenses consist of rent, payroll, professional services, marketing and advertising, utilities, general and administrative costs, and research and development. Operating expenses in 2022 amounted to $1,051,796, a 104.8% increase from $513,515 in 2021. The primary components of this increase were:

- A 94.7% increase in general and administrative to $869,876.
- An 113.3% increase in research and development to $64,012.
- A 219.8% increase in sales and marketing expenses to $117,908.

As a result of the foregoing factors, the company's net loss from operations was $1,025,741 in 2022, a 109.4% increase from losses of $487,809 in 2021.

Additionally, the company had Other Loss/Income. Other Loss amounted to $24,343 in 2022, a 1317% increase from $2,000 in 2021.

As a result of the foregoing factors, the company's net loss for 2022 was $1,001,399, an increase of 104.4% from a net loss of $489,809 in 2021.

Since the end of the period covered by the financial statements, there have been no other events or transactions during this time which would have a material effect on the financial statements.

Liquidity and Capital Resources
To date, the company has not made any profits and is still a "development stage company." While some financial resources have come from sales, sales only provide a fraction of the money needed to operate the company, and profits are not likely for some time.

The company was initially capitalized by equity investments from its shareholders in the amount of $1,724,984 and loans from the issuance of notes. The principal amount of notes outstanding as of December 31, 2022 was $696,117. The company had cash and cash equivalents on hand in the amount of $32,828 at December 31, 2022.

The company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned.

The company had approximately $13,826 cash on hand as of June 30, 2023. Currently, we estimate our burn rate (net cash out) to be on average $50,000 per month which has been covered by monthly cash investments from

Womack Family Trust which is committed to be ongoing while the raise is in progress until sufficient cash is generated from new investors.

Indebtedness

In Fiscal Year 2021 the company entered into a convertible note in the amount of $519,000 at an 8% interest rate. The convertible notes are convertible into preferred shares at a conversion price determined by future conversion triggering transactions.

In Fiscal Year 2022 the company entered into several promissory notes in the amount of $157,438 with a 12% interest rate. The maturity date is December 31, 2023.

In Fiscal Year 2022 the company entered into a convertible note in the amount of $162,000 at an 8% interest rate. The convertible notes are convertible into preferred shares at a conversion price determined by future conversion triggering transactions.

RELATED PARTY TRANSACTIONS

The company has not entered into transactions with its officers, directors, or affiliates.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:
- In Fiscal Year 2021, we sold $619,900 worth of convertible notes at an 8% interest rate including to director Tim Teuscher and the Womack Family Trust in reliance on 4 (a)(2) of the Securities Act. The proceeds of this offering were used for general business purposes.

- In Fiscal Year 2022, we sold $162,000 worth of convertible notes at an 8% interest rate including to the Womack Family Trust in reliance on 4 (a)(2) of the Securities Act. The proceeds of this offering were used for general business purposes.

- In Fiscal Year 2023 through June 30, 2023, we sold $907,000 worth of Series A convertible preferred stock at a conversion price of $0.78 cents per share bearing a 6% coupon convertible into additional shares of common stock upon the company successfully raising a minimum of $2,000,000 in a priced round. The proceeds of this offering were for general business purposes. The Womack Family Trust, Dougal Cameron and Kim Petersen participated in this round.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects Eden Grow System's Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description and definitions of the company's outstanding securities and capital stock, you should refer to our convertible promissory note, Certificate of Incorporation and our Bylaws and applicable provisions of the Texas General Corporation Law, as appropriate.

General

The company's authorized securities consist of up to 50,000,000 shares of common stock, 100,000 of preferred stock and $681,000 of Convertible Promissory Notes. As of June 30, 2023, there were 4,282,278 shares of Common Stock outstanding. For this offering, the company is issuing common stock at $1.00 per share.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock. The rights, preferences and privileges of the holders of the company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

Preferred Stock

Dividend Rights

Preferred Stock shares will earn a 6% cumulative dividend per annum, payable in additional shares of Series A Preferred Stock, until they are converted to common stock at the option of the holder or upon the occurrence of a Qualified Financing

Voting Rights

Each holder of Preferred Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Preferred Stock will be entitled to receive, prior and in preference to the holders of Common Stock.

Conversion

Each share of Preferred Stock and all accrued dividends is convertible into Common Shares at the option of the holder at any time following the original issue date. Additionally, each share and accrued dividends will automatically be converted into shares of Common Stock as determined by dividing the original issue price of each share of Preferred Stock and all accrued dividends. Automatic conversion will be triggered during a Qualified Offering of any offering or aggregate offerings of the company's securities resulting in gross proceeds of minimum of $2 million based on a pre-money valuation of $7.5 million.

Convertible Promissory Notes

Interest Rate and Maturity

The issued convertible promissory notes of the company bear an interest rate of 8%, and do not have a maturity date.

Conversion terms

The convertible notes are convertible into preferred shares at a conversion price. The notes will convert upon the occurrence of (A) in the case of a Maturity Conversion, which is the earlier of (a) date the company raises a minimum of $1,000,000 in a fixed price raise; (b) the date the Holder has affected an Acceleration; or (c) the date the Holder has effected a change of control acceleration. (1) the company Valuation divided by (2) the Fully-Diluted Shares as of such conversion date; and (B) in the case of a Fund Raise Conversion, 80% of the lower of the following values: (1) the lowest price per Fund Raise Security paid by the investors purchasing Fund Raise Securities in the Fund Raise; or (2) the quotient of (2,500,000) the Valuation Cap divided by (y) the Fully-Diluted Shares as of the Fund Raise Date. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

What it Means to be a Minority Holder

As an investor in the common stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

BONUS SHARES AND PERKS

Certain investors in this offering are eligible to receive additional shares of Common Stock (effectively a discount) for their shares purchased ("Bonus Shares") based on the amount of your investment.

Amount-Based Bonus Shares:

- 25% Bonus Shares for investments made of $100,000 and over.

The following are Bonus Shares based on the date of investment:

- 20% Bonus Shares for investments made between March 1, 2024 to March 19, 2024
- 15% Bonus Shares for investments made between March 20, 2024 to April 3, 2024
- 10% Bonus Shares for investments made between April 4, 2024 to April 23, 2024
- 5% Bonus Shares for investments made between April 24, 2024 to April 29, 2024

Shares representing fractional shares will not be distributed and Bonus Shares will be determined by rounding down to the nearest whole share. For example, an investor who invests $5,000 in this offering is eligible for 5% Bonus Shares. Accordingly, that investor would receive 5,000 shares of the company's Common Stock plus additional Shares representing 250 Bonus Shares. In effect, the investor would be purchasing Common Stock representing 5,250 shares of Common Stock for the same price paid for membership interests representing 5,000 shares of Common Stock or effectively paying a per share price of $.9523.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and date of investment.

The company reserves the right to discontinue offering Bonus Shares if required for business or regulatory purposes.

Transfer Agent

The company has selected United Transfer Agency LLC, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes).

If you are making an investment expecting to own a certain percentage of the company, or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The company used a future value calculation based upon several different growth rates over a five-year period discounted to arrive at a current valuation of $15,600,000 to arrive at an offering price of $1.00 per common share.

REGULATORY INFORMATION

Disqualification

Neither the company, nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company has not filed annual reports to date. The company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's website at http://dataroom.edengrowsystems.com/

The company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

DALMORE'S INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, http://invest.edengrowsystems.com/